Exhibit 12

Montpelier Re Holdings Ltd.

Ratios of Earnings to Fixed Charges and Preferred Dividends

($ in millions)

	Years Ended December 31,
	2011	2010	2009	2008	2007

Income (loss) before income taxes and extraordinary item	$(115.8)	$210.7	$464.6	$(143.5)	$347.8

Fixed Charges:
Assumed interest component of rent expense (1/3 rent/lease)	$1.6	$1.5	$1.4	$1.3	$0.9
Interest on Senior Notes	14.0	14.0	14.5	15.3	15.3
Interest on Trust Preferred Securities	5.3	8.7	8.7	8.7	8.7
Interest on Blue Ocean Re Holdings Ltd. (“Blue Ocean”) indebtedness	—	—	—	0.2	5.6
Total fixed charges	$20.9	$24.2	$24.6	$25.5	$30.5
Preferred share dividends of the Company and Blue Ocean	9.1	—	—	0.6	7.0
Total combined fixed charges and preferred share dividends	$30.0	$24.2	$24.6	$26.1	$37.5

Income (loss) before income taxes and extraordinary item plus fixed charges	$(94.9)	$234.9	$489.2	$(118.0)	$378.3

RATIO OF EARNINGS TO FIXED CHARGES	—	9.7	19.9	—	12.4
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE DIVIDENDS	—	9.7	19.9	—	10.1

For the year ended December 31, 2011, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by $115.8 million and $124.9 million, respectively. This was as a result of significant natural catastrophe losses incurred during that year.

For the year ended December 31, 2008, earnings were insufficient to cover fixed charges and combined fixed charges and preferred share dividends by $143.5 million and $144.1 million, respectively.  This was as a result of significant net realized and unrealized investment losses and a large hurricane loss incurred during that year.